(212) 574-1223

June 10, 2005

Max A. Webb, Esq.

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re:	Eagle Bulk Shipping Inc.
Registration Statement on Form S-1
Amendment No. 3
Filed June 6, 2005
File No. 333-123817

Dear Mr. Webb:

Further to my telephone conversation with Jeff Jaramillo of the Staff, enclosed is Exhibit 1 which was inadvertently omitted from my letter dated June 6, 2005 that accompanied Amendment No. 3 to the Registration Statement on Form S-1 filed by Eagle Bulk Shipping Inc. (the “Company”).   Exhibit 1 relates to the Company’s response to comment 5 contained in the Staff’s comment letter dated May 31, 2005.

Please feel free to contact me at (212) 574-1223 or Robert Lustrin at (212) 574-1420 with any questions or comments.

Very truly yours,

/s/ Gary J. Wolfe
Gary J. Wolfe

Enclosure

cc:           Jeff Jaramillo

Exhibit 1

Eagle Bulk Shipping Inc.

Comparison of Charter Rates vs. Market Rates

Summary	Shikra	Kite	Griffon	Peregrine	Sparrow	Net Quarter
2005
Second Quarter	63,000	52,000	90,000	—	—	205,000
Third Quarter	92,000	92,000	276,000	(184,000)	(152,500)	123,500
Fourth Quarter	92,000	92,000	276,000	(184,000)	(230,000)	46,000

2006
First Quarter	90,000	59,000	93,000	(180,000)	(225,000)	(163,000)
Second Quarter	91,000	—	—	(182,000)	(227,500)	(318,500)
Third Quarter	—	—	—	(184,000)	(230,000)	(414,000)
Fourth Quarter	—	—	—	—	(77,500)	(77,500)

Grand Total	428,000	295,000	735,000	(914,000)	(1,142,500)	(598,500)

Vessel by Vessel Detail:

Vessel	Shikra
Delivery	4/29/2005
Expiry	7/1/2006
Total Length	14 months

	Charter	Market	Excess	#days	Excess
	Rate	Rate	(Under)	in month	(Under)

2005
April	22,000	21,000	1,000	2
May	22,000	21,000	1,000	31
June	22,000	21,000	1,000	30
Total Quarter				63	63,000

July	22,000	21,000	1,000	31
August	22,000	21,000	1,000	31
September	22,000	21,000	1,000	30
Total Quarter				92	92,000

October	22,000	21,000	1,000	31
November	22,000	21,000	1,000	30
December	22,000	21,000	1,000	31
Total Quarter				92	92,000

2006
January	22,000	21,000	1,000	31
February	22,000	21,000	1,000	28
March	22,000	21,000	1,000	31
Total Quarter				90	90,000

April	22,000	21,000	1,000	30
May	22,000	21,000	1,000	31
June	22,000	21,000	1,000	30
Total Quarter				91	91,000

July
August
September
Total Quarter

October
November
December
Total Quarter

Grand Total				428	428,000

Vessel	Kite
Delivery	5/9/2005
Expiry	3/1/2006
Total Length	9.7 months

	Charter	Market	Excess	#days	Excess
	Rate	Rate	(Under)	in quarter	(Under)

2005
April	25,000	24,000	1,000
May	25,000	24,000	1,000	22
June	25,000	24,000	1,000	30
Total Quarter				52	52,000

July	25,000	24,000	1,000	31
August	25,000	24,000	1,000	31
September	25,000	24,000	1,000	30
Total Quarter				92	92,000

October	25,000	24,000	1,000	31
November	25,000	24,000	1,000	30
December	25,000	24,000	1,000	31
Total Quarter				92	92,000

2006
January	25,000	24,000	1,000	31
February	25,000	24,000	1,000	28
March	25,000	24,000	1,000	—
Total Quarter				59	59,000

April
May
June
Total Quarter

July
August
September
Total Quarter

October
November
December
Total Quarter

Grand Total				295	295,000

Vessel	Griffon
Delivery	6/1/2005
Expiry	2/1/2006
Total Length	8 months

	Charter	Market	Excess	#days	Excess
	Rate	Rate	(Under)	in quarter	(Under)

2005
April
May
June	28,000	25,000	3,000	30
Total Quarter				30	90,000

July	28,000	25,000	3,000	31
August	28,000	25,000	3,000	31
September	28,000	25,000	3,000	30
Total Quarter				92	276,000

October	28,000	25,000	3,000	31
November	28,000	25,000	3,000	30
December	28,000	25,000	3,000	31
Total Quarter				92	276,000

2006
January	28,000	25,000	3,000	31
February	28,000	25,000	3,000	—
March	—	—	—	—
Total Quarter				31	93,000

April
May
June
Total Quarter

July
August
September
Total Quarter

October
November
December
Total Quarter

				245	735,000

Vessel	Peregrine
Est. Delivery	6/30/2005
Expiry	10/1/2006
Total Length	15 months

	Charter	Market	Excess	#days	Excess
	Rate	Rate	(Under)	in quarter	(Under)

2005
April
May
June
Total Quarter					0

July	24,000	26,000	(2,000)	31
August	24,000	26,000	(2,000)	31
September	24,000	26,000	(2,000)	30
Total Quarter				92	(184,000)

October	24,000	26,000	(2,000)	31
November	24,000	26,000	(2,000)	30
December	24,000	26,000	(2,000)	31
Total Quarter				92	(184,000)

2006
January	24,000	26,000	(2,000)	31
February	24,000	26,000	(2,000)	28
March	24,000	26,000	(2,000)	31
Total Quarter				90	(180,000)

April	24,000	26,000	(2,000)	30
May	24,000	26,000	(2,000)	31
June	24,000	26,000	(2,000)	30
Total Quarter				91	(182,000)

July	24,000	26,000	(2,000)	31
August	24,000	26,000	(2,000)	30
September	24,000	26,000	(2,000)	31
Total Quarter				92	(184,000)

October
November
December
Total Quarter

				457	(914,000)

Vessel	Sparrow
Est. Delivery	7/31/2005
Expiry	11/1/2006
Total Length	15 months

	Charter	Market	Excess	#days	Excess
	Rate	Rate	(Under)	in quarter	(Under)

2005
April
May
June
Total Quarter

July
August	22,500	25,000	(2,500)	31
September	22,500	25,000	(2,500)	30
Total Quarter				61	(152,500)

October	22,500	25,000	(2,500)	31
November	22,500	25,000	(2,500)	30
December	22,500	25,000	(2,500)	31
Total Quarter				92	(230,000)

2006
January	22,500	25,000	(2,500)	31
February	22,500	25,000	(2,500)	28
March	22,500	25,000	(2,500)	31
Total Quarter				90	(225,000)

April	22,500	25,000	(2,500)	30
May	22,500	25,000	(2,500)	31
June	22,500	25,000	(2,500)	30
Total Quarter				91	(227,500)

July	22,500	25,000	(2,500)	31
August	22,500	25,000	(2,500)	30
September	22,500	25,000	(2,500)	31
Total Quarter				92	(230,000)

October	22,500	25,000	(2,500)	31
November	—	—		—
December	—	—		—
Total Quarter				31	(77,500)

				457	(1,142,500)